Exhibit 99.1

Genius Group Announces Updated Investor Presentation and Compliance with NYSE Guidelines on Audit Opinion

SINGAPORE, June 6, 2024 – Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered education group, today announced the issuance of an updated investor presentation for their attendance at the MicroCap Rodeo Spring Into Summer Investor Conference.

Specific highlights included within the Investor Presentation

●	2023 results including $70 million pro forma revenue, 150% pro forma revenue growth, 52% gross margin and 5.5 million students.
●	10x revenue growth in the last 3 years and plan to 10x again, with its target plan to reach 100 million students, 100 Genius Cities and $1 billion revenue.
●	Freemium to premium edtech model with target KPIs of under $1 cost per student leading to $10 revenue per student per year, delivering a ROAS (Return on Acquisition Spend) of 10x annually.
●	Genius City learning ecosystems in partnership with schools, startups, businesses and government - each with a target of $10 million in revenue within three years.
●	2024 revenue growth forecast of 50% in comparison to the 14% average of its Edtech peers, and its 0.7x price / revenue ratio in comparison to the 4.7x average of its peers.

Compliance with NYSE Guidelines on Audit Opinion

As previously disclosed in its Annual Report on Form 20-F for the year ended December 31, 2023, which was filed on May 15, 2024 with the Securities and Exchange Commission, the audited financial statements contained an unqualified audit opinion from its independent registered public accounting firm that included an explanatory paragraph related to the Company’s ability to continue as a going concern. See further discussion in the footnotes to the Company’s financial statements included in the Company’s Annual Report on Form 20-F. This announcement is being made solely to comply with the NYSE American LLC Company Guide Section 610(b), which requires public announcement of the receipt of an audit opinion containing a going concern paragraph. This announcement does not represent any change or amendment to the Company’s financial statements or to its Annual Report on Form 20-F for the year ended December 31, 2023.

Stronger Balance Sheet

Following the filing of the Company’s 20-F and the recently announced warrant exercise, Genius Group management believes the Company’s cash management balance sheet improvement efforts are proving successful. Adrian Reese, Genius Group’s Chief Financial Officer, said “In the last six months, the company has been successful in paying in full its convertible note, completing a series of successful financing initiatives and clearing a considerable amount of contingent liabilities.”

Genius Group’s CEO, Roger Hamilton, added “As we execute our growth plan, we are increasing our communication and outreach to institutional investors, family offices and investment funds. With 2024 guidance of over $100 million in revenue and year-on-year growth of 50%, we believe we are now reaching a size that is attractive to more investors. We believe we have a strong position in the rapidly growing AI revolution, and have begun sharing our growth story through more virtual roadshows and investor conferences.”

The Company’s new Investor Presentation can be viewed at: https://ir.geniusgroup.net/

About Genius Group

Genius Group (NYSE: GNS) is a leading provider of AI-powered, digital-first education solutions, disrupting the highly standardized system of traditional education with a personalized, flexible and life-long learning curriculum for the modern student. Genius Group services 5.4 million users in over 100 countries, providing personalized curriculums for individuals, enterprises and governments. The comprehensive, AI-powered platform offers programs for K-12 education, accredited university courses and skills-based courses for entrepreneurs. To learn more, please visit https://www.geniusgroup.net/.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including (without limitation) statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are generally identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: the Company’s goals and strategies; the Company’s future business development; changes in demand for online learning; changes in technology; fluctuations in economic conditions; the growth of the online learning industry the United States and the other markets the Company serves or plans to serve; reputation and brand; the impact of competition and pricing; government regulations; and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission (the “SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Investor Relations

MZ Group - MZ North America

(949) 259-4987

GNS@mzgroup.us

www.mzgroup.us